FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 April 2012

SANDY FLOCKHART RETIRES AFTER 37 YEARS -
REMAINS ON BOARD AS NON-EXECUTIVE DIRECTOR

Sandy Flockhart is retiring as an Executive Director of HSBC Holdings plc, with effect from 30 April 2012, after a distinguished career spanning 37 years. He will remain on the Board as a non-executive Director in order for the Board to retain access to his extensive international experience. Sandy will also retain his positions as Chairman of HSBC Bank plc, the Group's principal UK and European subsidiary, as Chairman of HSBC Latin America Holdings (UK) Limited and as a Director of HSBC Bank Middle East Ltd.

Sandy Flockhart joined HSBC in 1974 and began his international career in the Middle East, going on to hold many of the most senior positions in every region in which HSBC operates. Currently Chairman of HSBC's operations in Europe, the Middle East and Africa, Sandy previously served as Chief Executive Officer of The Hongkong and Shanghai Banking Corporation and was President and Group Managing Director with responsibility for Latin America and the Caribbean. In a career that saw service in eight countries, Sandy also served as Chief Executive Officer in Mexico, Managing Director in Saudi Arabia, Chief Executive Officer in Thailand and Chairman of HSBC Malaysia, as well as undertaking further senior roles in the United States of America, Qatar and the United Arab Emirates.

Douglas Flint, Group Chairman, said: "Sandy has served the bank with dedication and distinction in a 37-year career spanning both developed and emerging markets. He retires at a point in time when Commercial Banking, the business with which he has been most associated, is the largest profit contributor to the Group. I would especially like to record the Board's appreciation for his role in leading the development of our service capabilities to this hugely important customer segment. The Board and I are extremely pleased that Sandy has agreed to stay on as a non-executive Director so that we will be able to continue to draw on his depth of experience."

As Sandy Flockhart is not independent, his appointment as a non-executive Director of HSBC Holdings plc will be for an initial period of one year to the conclusion of the 2013 Annual General Meeting, and is subject to his re-election by shareholders.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary Information

As a non-executive Director Mr Flockhart will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Fees for other subsidiary company appointments are yet to be determined.

Mr Flockhart has a beneficial interest in 953,547 ordinary shares of HSBC Holdings plc and in 166,207 ordinary shares (Restricted Shares) under the HSBC Share Plan, 207,546 ordinary shares (Restricted Shares) under the HSBC Share Plan 2011 and 180,535 ordinary shares (conditional awards) under the HSBC Share Plan 2011. He also has an option over 4,529 ordinary shares under the HSBC Holdings Savings-Related Share Option Plan: International.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Mr Flockhart will cease to be a member of the Group Management Board on 30 April 2012. The Group Management Board is chaired by S T Gulliver, the Group Chief Executive and I J Mackay, an executive Director of HSBC Holdings plc, is a member of the Group Management Board.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Margrit Chang	+ 852 2822 4983	margritchang@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Notes to editors:

1.  Brief biography
Alexander (Sandy) Andrew Flockhart, CBE, LLB, is a
career banker and an emerging markets specialist with 37 years' experience with HSBC in Latin America, the Middle East, US and Asia. Sandy was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico. Sandy joined HSBC in 1974 and was appointed to the Board of HSBC Holdings plc in 2008.

His former appointments include: Chairman, Europe, Middle East, Latin America and Commercial Banking;
Chairman, Personal and Commercial Banking; Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited; a director of HSBC Bank (China) Company Limited and Hang Seng Bank Limited; Vice-Chairman and a director of HSBC Bank (Vietnam) Limited; Chairman, HSBC Bank Malaysia Berhad; Chairman, President and Group Managing Director, Latin America and the Caribbean; Chief Executive Officer, Mexico; Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A.; Managing Director of The Saudi British Bank.

2.  The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 05 April 2012